                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following are analyst reports by Aberdeen Group, Inc. which were posted on the Compaq internal intranet on October 10, 2001:

ABERDEEN GROUP

                                    INSIGHT

                                                  September 17, 2001

                        THE HP/COMPAQ ACQUISITION:
                     IF THERE'S A WILL, THERE'S A WAY

  HP AND COMPAQ CUSTOMERS TELL ABERDEEN THEY ARE WORRIED, BELIEVING THE NEW HP WILL CONCENTRATE INWARDLY ON THE COMPLEX INTERNAL-INTEGRATION CHALLENGES. THAT WOULD BE A MISTAKE, AS THE ROAD TO MERGER SUCCESS REQUIRES SUSTAINED OUTWARD FOCUS ON CUSTOMERS THROUGH THE TRANSITION. THUS, DECIDING WHAT PRODUCTS AND SERVICES TO KEEP, AND THEN COMMUNICATING EFFECTIVELY WITH THOSE CONCERNED, BUT LOYAL, CUSTOMERS SHOULD BE JOB #1.

DECISIONS AND MORE DECISIONS
All corporate mergers carry with them the difficult tasks of integrating and eliminating redundant human resource, finance, marketing, sales, and other corporate-level functions. And with the possible exceptions of HP's printer and Compaq's storage products, there are also significant multi-dimensional product-integration decisions required in nearly every HP and Compaq product and service line of business, adding to the complexity of the proposed acquisition.

MANY, OVERLAPPING PRODUCTS
Both companies offer Intel-, Windows-based servers. Both offer enterprise server products running Unix operating systems. Both are working with Intel's 64-bit Itanium microprocessor as a common architecture for future Windows and Unix operating environments, and both support Linux as an additional application platform. Moreover, both have significant partnerships with SAP, PeopleSoft, Oracle, and other enterprise application suppliers. And both companies have customer service businesses ("break/fix") and alliances with professional services partners as well as their own professional services groups.

Customers are confused and worried that the acquisition is too focused on "more" -- i.e., more products, more customers, more employees, and more redundancy -- rather than on "better."

EXCELLENT INGREDIENTS FOR SUCCESS
Make no mistake, the combination of HP and Compaq could indeed create a powerhouse as management argues.

The services organization will be much more comparable to IBM's Global Services, and better able to provide higher level services to more global clients. The two engineering organizations are top-notch, and are capable of innovation, quality, value, and utility. The customer

                  The HP/Compaq Acquisition: If There's a Will, There's a Way

INSIGHT                                                                Page 2

base ranges from fanatical (HP 3000 and VAX) to somewhat satisfied. Importantly, there is no rush by customers to other suppliers. And the two, in different areas, have industry-leading partnerships in technologies like high availability and with top companies including Cisco, Oracle, Microsoft, and SAP. These are all ingredients customers applaud and are critical to making the integration a success. The devil will be in the detailed choices needed to align the product overlaps.

THE MISSING INGREDIENT: FOCUS

For the next two years, and likely longer, HP/Compaq must keep a high touch and outward focus on its customers -- even while re-creating itself with enormous introspection. Otherwise, the winners will surely be Dell, IBM, and Sun.

To succeed, HP/Compaq must quickly show the "will" with a strong outbound marketing program, and the "way" with a clear and early merger-benefits "better, not more" promise to customers and partners. Today's industry dynamics require clear, sustainable differentiation. And sorting out the product overlaps without a clear customer focus is going to be no mean feat. We are concerned that HP/Compaq customers and sales forces will have a difficult time ascertaining the new value proposition at the account level unless communications improve.

To succeed, the HP/Compaq focus must result in crystal clear messaging and marketing execution excellence -- both largely absent for the past two years.

A key dimension of the integration challenge is marketing. At the same time the product lines and partnership overlaps are rationalized, the combined marketing departments have a herculean -- but not impossible -- job of articulating to customers why the new HP is more than the sum of its parts -- i.e., why it is BETTER.

Another dimension is sales. First, the sales force will carry to customers the messages from marketing. A lot of retraining will be necessary. Second, the delicate balance between enterprise sales, channels and dealers, and consumer retail must be carefully aligned to avoid conflicts. Third, an opportunity exists to expand the middle-tier of customers with direct sales contact that can lead to an expanding base.

ABERDEEN CONCLUSIONS
Given early customer concerns, immediate steps are needed prior to acquisition completion to ensure continued strong customer support. The product overlap and organizational integration issues will be significant. The recommended response: timely customer communications with clearly articulated differentiation.

While sales and marketing expense may seem like obvious overhead to cost-cutting bean-counters, spending money on quality programs and retraining the sales force offer a better prescription for integration success.

                                                                  PETER KASTNER


Analyst Name: Peter Kastner, Chief     ABERDEENGROUP IS A LEADING MARKET
Research Officer                       ANALYSIS AND POSITIONING SERVICES FIRM
                                       THAT HELPS INFORMATION TECHNOLOGY
                                       VENDORS ESTABLISH LEADERSHIP IN EMERGING
                                       MARKETS. STEEPED IN TECHNOLOGY AND ARMED
Aberdeen Group                         WITH END-USER FIELD RESEARCH, ABERDEEN
One Boston Place                       ANALYSTS ANSWER CLIENTS' CRITICAL
Boston, MA 02108                       BUSINESS AND TECHNOLOGY QUESTIONS IN THE
www.aberdeen.com                       CONTEXT OF THE INTERNET ECONOMY AND
                                       ACROSS THE PRODUCT LIFECYCLE.

                                       Phone: (617) 854-5221
                                       email the author: kastner@aberdeen.com

The information contained in this publication has been obtained from sources Aberdeen believes to be reliable, but is not warranted by Aberdeen. InSight opinions reflect the analyst's judgment at the time and are subject to change without notice. Unless otherwise noted, the entire contents of this publication are copyrighted by Aberdeen Group, Inc., and may not be reproduced, stored in a retrieval system, or transmitted in any form or by any means without prior written consent by Aberdeen Group, Inc.

ABERDEEN GROUP

                                    INSIGHT

                                                    September 17, 2001

      INTEGRATING HP AND COMPAQ:  SUCCESS  MUST STEM FROM THE PC BUSINESS

 THOUGH SOME CRITICS MAY ARGUE THAT THE NEWLY MERGED HEWLETT-PACKARD/COMPAQ
  SHOULD DIVEST THE PC BUSINESS AS A MILLSTONE, THE ENTERPRISE AND CONSUMER PC BUSINESS IS FUNDAMENTAL TO THE SUCCESS OF THIS ACQUISITION.

TOO STRATEGIC TO DIVEST
The PC business is going to be one big gorilla in the new HP's garage. The combined HP/Compaq will have one-third of its $87 billion in revenues in what HP calls "access devices," which include desktop PCs, laptops and notebooks, and personal digital assistants (PDAs) such as iPaq and Jornada. Such access devices represent $29 billion of today's combined revenues.

Simply said, PC unit volumes help reduce costs on much more profitable servers through common components. Dell is already a leader in Intel servers. So the new HP MUST win on the PC front to retain consumer and enterprise bundling opportunities for its oh-so-profitable printers and other products and services.

In short, Aberdeen sees no viable long-term future in an HP/Compaq without a healthy PC business. And we doubt HP management has thought at all about divesting the PC business; in fact, management expects to win with PCs and consumer Information Technology (IT).

WHAT'S IN THE NUMBERS?
It's old news that the PC manufacturing business has become horribly unprofitable for everybody but Dell Computer. We estimate Compaq and HP lost over $300 million on PCs in calendar Q2 this year alone -- the kind of red-ink bath that gets serious boardroom attention -- even while losing market share. While most observers focus on the relentless PC industry price war, insiders know the battle will be won or lost on cost containment.

BECOMING #1 IN A GLOBAL MARKET

On a worldwide basis, the new HP will have about 19% market share and the number one position, beating current number-one Dell by 5 to 6 market share points. This share may not be apparent in the U.S., where Dell easily beats even the combined HP/Compaq.

Global high-tech watchers point to Compaq's strong presence in Japan, and HP's almost 40% annual growth rate in Europe -- when worldwide PC sales are declining. In the global market battle for

            Integrating HP and Compaq: Success Must Stem from the PC Business

INSIGHT                                                                Page 2


PC domination, both Compaq and HP have discernable market strengths.

A COMPLETE PC PRODUCT LINE
Though a lot of faceplate plastic has to be thrown out whole to integrate the two companies' products, the fact is that Compaq and HP have a complete product line. That allows the new HP to attack both mass and niche markets globally -- the only PC company with such an ability.

In the enterprise PC market, HP will have a soup-to-nuts desktop and laptop line, including all the form factors and manageability levels at all of the price/performance points. HP will have to keep Compaq's channel business alive while more aggressively going after bids at non-HP customer sites -- with a formula for winning against Dell's Internet and telephone sales machine.

We look for the most change to come on the consumer side of the business. First, that is where Dell is now mercilessly picking up significant market share, a real sore point to the retail kings, Compaq and HP. Second, CEO Carly Fiorina has a clearly stated strategy of HP quickly becoming the world's number-one consumer IT company.

WATCH THE CONSUMER IT SPACE
HP's consumer IT strategy bears watching for a number of reasons. First, Compaq with iPaq and HP with Jornada are the major players in Pocket PCs -- the fastest growing PDA segment. Aberdeen research suggests that Windows PDAs will go mainstream next year, replacing Palm-based devices as the next generation for many enterprise and personal users. A $550 iPaq PDA costs less to make than a $550 low-end PC, so it's a more profitable sale.

Second, HP and Compaq have parallel but complementary strategies to populate the digital home with consumer products -- Internet radio on the stereo, home networking, writable DVD disks, digital imaging, photography, as well as those profitable printers with the ink annuity.

LEADERSHIP IN PC AND CONSUMER IT
With only point-product competition from Japan's Sony, Canon, and Epson, an integrated PC product line from the new HP that includes the industry's most innovative consumer IT product line could well succeed in the retail channel. The HP and Compaq brands have clout. No other IT supplier is going after the digital home with the HP/Compaq vision and focus.

ABERDEEN CONCLUSIONS
The new HP will have to deliberately jettison a lot of culture along the way to profits in the PC side of the business. Our findings indicate that HP management is low-balling Wall Street on the merger savings that could be attained. A ruthless cost-reducing integration plan -- which we believe is already underway -- could cut billions more from cost of goods sold. Add an emerging consumer IT opportunity, and the deal could come up roses.

Analyst Name: PETER KASTNER
Practice Area: Personal Information Technology

                                                    September 17, 2001

             THE NEW HP SHOULD ADOPT COMPAQ'S WINTEL STRATEGY

HEWLETT-PACKARD (HP) AND COMPAQ CAN -- AND SHOULD -- MORPH THEIR WINTEL PROGRAMS TO DEVELOP A WINTEL STRATEGY THAT WILL HELP THE NEW COMPANY DOMINATE DELL.

CENTER OF FOCUS: WINDOWS AND INTEL
The largest share of Compaq's profits over the past three years has come from its enterprise server business (Himalaya and Alpha-based OpenVMS and Tru64
UNIX). During that time, HP has focused primarily on its PA-RISC-based HP-UX business. However, the bread and butter of the new HP may very well reside in its Wintel business -- that is, if the new HP adopts most of Compaq's Wintel strategy. And that means building on its superior channel and Intel server product line.

So, why should the new HP focus on Compaq's Wintel strategy when HP has a Windows strategy and has worked with Intel to design the Itanium Product Family
(IPF)?  Following are several good reasons:

o Compaq is the number-one Intel server vendor worldwide, in large part because of the success of its ProLiant server line;

o Compaq has been Microsoft's premier partner-- even testifying for Microsoft in its anti-trust trial with the U.S. Department of Justice;

o        Compaq has a great worldwide Wintel channel already in place;

o        Compaq has focused on the Intel market for many years; and

o HP has treated Intel servers as a stepchild, preferring to focus R&D and marketing on HP-UX/PA-RISC.

HP's initial success with Intel-based products came because of the company's strong presence and reputation as an Information Technology (IT) supplier. Unlike Compaq's plan, HP's Wintel strategy has focused on keeping R&D at a minimum by "OEMing" Intel hardware. As a result, HP has slipped to the number four or five position in the Wintel marketplace.

IT'S NOT JUST COMPAQ'S PARTY
HP does have something to contribute to a Wintel strategy. According to Aberdeen research, the biggest contribution that HP can make to the new strategy is its Multi-Operating System (Multi-OS) strategy. Windows, HP-UX, and Linux, all on Itanium, are the components of the Multi-OS strategy.

                             The New HP Should Adopt Compaq's Wintel Strategy

INSIGHT                                                                Page 2



The Multi-OS strategy provides a common software infrastructure (management software, middleware, directory services, etc.) across HP-UX, Linux, and Windows. Moreover, coupled with Compaq's leadership in the Intel server marketplace and Compaq's worldwide Intel channel, the strategy should propel the new HP's Wintel business forward at a rate that could leave Dell in the dust. Thus, given its merits, there is no doubt that HP's Multi-OS strategy should remain intact.

TAKING ON DELL
Dell is the only vendor capable of thwarting the new HP's total domination of the Wintel marketplace. Recently, Dell replaced Compaq as the number-one Intel server vendor in the U.S. (for servers under $25,000) --although Compaq remains number one worldwide. The combined Intel server market shares of Compaq and HP in the U.S. will enable the new HP to rival Dell for the lead.

For low-end servers, Dell clobbers everybody. The new HP must do a better job of cutting costs -- below those of Dell -- in this market. As Compaq practically invented the rack-mounted server concept, there is no reason the new HP should not dominate here. In fact, it is simply a matter of marketing, not engineering. Compaq's ProLiant 8-way server already dominates its segment of the Intel server market. And, don't forget that Compaq also sold many more Linux Intel-based servers than did Dell (or HP) in 2000.

While HP has worked with Intel for the past several years developing the IPF, the market share battle with Dell over the next two to three years will be fought with IA-32 servers. Beyond that, HP's experience with IPF should provide the new company with some potentially sustainable engineering advantages over Dell (and IBM) in designing Intel servers.

ABERDEEN CONCLUSIONS
HP's acquisition of Compaq brings together two companies that have very different relationships with Microsoft. HP has been a less-than-ideal partner for Microsoft, whereas Compaq has been Microsoft's best partner. If the new company adopts Compaq's relationship with Microsoft as well as Compaq's line of Intel-based servers, then the new HP should prove to be too strong a competitor for Dell to handle.

From a profit standpoint, the new HP cannot let Dell or any other enterprise move past it in the low-end Intel server (8-way and smaller) marketplace, as too much can be sold along with low-end servers. For the time being, there is no real high-end Intel market worth fighting for. With HP's solid Intel-based Linux strategy and Compaq's industry-leading Wintel position, the new HP is positioned to dominate the Intel server space.

                                                    TOM MANTER AND PETER KASTNER
Analyst Names: Tom Manter; Peter Kastner
Practice Area: Windows

                                                  September 17, 2001

       CREATING ORDER IN HP/COMPAQ'S  HIGH-END AND UNIX PLATFORM STRATEGY

    CAN THE NEW HP/COMPAQ DEVELOP A WINNING STRATEGY FOR HP-UX, TRU64 UNIX, OPENVMS, AND NONSTOP KERNEL? AND, IF SO, CAN THE COMBINED FORCES PRODUCE A STREAMLINED PRODUCT SET WITH TOOLS AND SERVICES THAT PROVIDE ITS INSTALLED
                   BASE WITH ATTRACTIVE MIGRATION OPTIONS?

SERVER PRODUCT ROADMAP
At the time of its Compaq acquisition announcement, Hewlett-Packard (HP) has HP-UX running on both its own PA-RISC and Intel's Itanium processors with plans to phase out PA-RISC over the next several years. HP-UX is part of HP's Multi-Operating System (OS) strategy (along with Linux and Windows) for the Itanium product family (IPF). From Aberdeen's view, this Multi-OS strategy is a winner.

Compaq has Tru64 UNIX on the Alpha architecture; OpenVMS on the VAX and Alpha; and NonStop Kernel on the MIPS processor. Compaq plans to port all three OSs to Itanium by about 2004.

Tru64 UNIX development has remained active, but has increasingly focused on specific target markets, such as high-performance computing and decision support. OpenVMS has basically been in maintenance mode for the past several years -- with a few new features added to help retain the large installed base, some of which is still running on VAX hardware.

Digital had planned to migrate OpenVMS users to Windows NT on Alpha, but that strategy was dropped when the Windows-on-Alpha product line was scrapped. The combined installed base for OpenVMS and Tru64 UNIX is several hundred thousand systems -- much smaller than the installed based for HP-UX. NonStop Kernel is the OS for the MIPS-based NonStop Himalaya servers. These systems are high-end, low-volume, niche market systems with few, if any, competitors. They play primarily in markets like financial services that place the greatest premium on system availability.

A POTENTIAL STRATEGY
No doubt HP's existing Multi-OS strategy should remain intact. Its successful execution alone will position the company to compete with IBM and Sun over the next several years. However, the success of any strategy that the new HP/Compaq develops for its RISC-based OSs depends on the success of Itanium in the marketplace.

            Creating Order in HP/Compaq's High-End and Unix Platform Strategy

INSIGHT                                                                Page 2


If Itanium fails to proliferate as Intel and other vendors expect, or if Itanium performance does not meet expectations, then HP/Compaq's OS strategy will most likely fail to realize its potential, and IBM and Sun will dominate in the Unix and high-end markets with their RISC architectures.

However, according to Aberdeen research, Itanium will be successful. So, what strategy should the new company develop that looks to the future -- while attending to the concerns of the installed base?

First, the port of Tru64 UNIX to Itanium should not be completed. HP/Compaq should quickly develop a plan to migrate Tru64 UNIX users to HP-UX. Application capture for Tru64 UNIX on Itanium would be an ongoing source of pain for both HP/Compaq and the installed base -- and the company has no sensible reason to have two major Unix OSs (plus Linux).

Second, the port of OpenVMS to Itanium should not be completed. The OpenVMS installed base has traditionally been a very loyal group for Digital and later Compaq, but it will be a hard sell to get that base to port mature applications to HP-UX or Windows NT/2000 on Itanium. Thus, HP/Compaq should focus on using its existing customer relationships and service capabilities to make the new company the preferred platform vendor for OpenVMS customers who want to jump to a more contemporary platform.

However, HP/Compaq should complete the port of NonStop Kernel to Itanium. This technology, which has little credible competition now that Stratus is no longer a serious player, cannot be replaced by HP- UX. Without this port, the new HP/Compaq will lose this market and the high margins that come with it to IBM -- as well as damage relationships established at household name customers like Nasdaq.

ABERDEEN CONCLUSIONS
The new HP/Compaq has the components of a successful high-end/Unix OS strategy -- based on Itanium's likely acceptance in high-end platforms. But, the new company will have to make painful decisions that limit continued Tru64 UNIX and OpenVMS development.

The HP marketing organization should take the lead for the remaining server OSs because it has focused on Itanium over the past year and has functioning marketing programs in place. By contrast, Tru64 UNIX and OpenVMS marketing has only recently considered any strategy that looks beyond Alpha.

The high-end/Unix OS strategy that HP/Compaq develops should be formulated quickly in order to remove any confusion as to the direction the new company is moving. Any hesitation will only make it easier for IBM and Sun to migrate users in the Tru64 UNIX and OpenVMS installed bases to their Unix platforms.

                                                  BILL CLAYBROOK AND GORDON HAFF

Analyst Names: Bill Claybrook and Gordon Haff
Practice Area: Linux, and Unix

                                                      September 17, 2001

       HP ACQUISITION OF COMPAQ ENHANCES LINUX BUSINESS FOR THE NEW COMPANY

       HEWLETT-PACKARD (HP) AND COMPAQ CAN UTILIZE THE STRENGTHS OF THEIR LINUX PROGRAMS TO DEVELOP A STRATEGY THAT WILL ENABLE THE NEW HP/COMPAQ TO TAKE ON IBM AND, AT THE SAME TIME, OFFER SIGNIFICANT ADVANTAGES TO END-USERS.

CURRENT LINUX STRATEGIES
At the time of HP's acquisition of Compaq, both companies possessed a Linux strategy. HP's Linux strategy is based on selling Linux on IA-32 and Itanium servers. A port of Linux to PA-RISC was completed but not commercialized. Compaq's Linux strategy involves selling Linux on IA-32, Itanium, and Alpha. Compaq recently announced that it was replacing the Alpha architecture with Itanium across all of its server platforms.

In 2000, Compaq sold more Linux servers than any other vendor; Dell and IBM were in a close race for second place, several percentage points behind Compaq, followed by HP and VA Linux.

Compaq and HP have a Linux/Unix affinity strategy -- with HP's strategy based on HP-UX and Compaq's strategy based on Tru64 UNIX. HP's affinity strategy is superior to Compaq's for the following reasons:

o        HP-UX has a much larger market share than Tru64 UNIX;

o HP has the only application binary interface (ABI) environment for Unix -- meaning the binaries for Itanium-based Linux applications can run on HP-UX/Itanium; and

o HP's Multi-Operating System (OS) strategy provides a common software infrastructure (management software, middleware, etc.) for Linux and HP-UX (and Windows as well) for the Itanium Product Family (IPF).

WHAT'S NEXT?
The acquisition leaves the new HP with considerable overlap in the Linux area. But this overlap will not create a problem for the new HP, in large part because Linux is open source. In fact, it's possible for the two companies to morph their Linux strategies into a single, superior strategy that will enable the new HP to compete head-on with IBM (the Linux

         HP Acquisition of Compaq Enhances Linux Business for the New Company

INSIGHT                                                                Page 2


spending leader). Moreover, that may bring lower overall costs and provide technological advantages such as the ABI environment for HP-UX.

This superior strategy involves utilizing the strengths of each company and discarding the weak capabilities as soon as possible. HP has the stronger Linux/Unix affinity strategy with Linux/HP-UX. No doubt that Tru64 UNIX should be dropped from the picture as soon as possible -- but without distressing Compaq's Tru64 UNIX installed base.

Compaq's industry-leading Intel servers should be the platform of choice for delivering Linux. These decisions incur minimum development and marketing costs because Linux is already available from each company on Intel (IA-32 and Itanium).

WHAT ABOUT THE PEOPLE, ORGANIZATIONS?
Both companies have Linux organizations. HP's Linux Systems Operation (LSO), formerly the Open Source and Linux Operation (OSLO), has been running since mid-2000. The operation has a general manager and works across HP divisions to integrate Linux and other open source software into products and services.

In the past year, Compaq created a company-wide Linux Program Office under the control of Compaq's chief technology officer (CTO). Although this office performs many of the functions of HP's LSO, it has not been in existence as long, nor does it serve to integrate Linux with other products and services to the extent that the LSO does. Prior to the creation of its Linux Program Office, Compaq essentially had an Alpha-based Linux program in Nashua, NH, and an Intel-based Linux program in Houston.

In contrast, HP's LSO has been heavily involved in the open source community, with numerous open source projects, and played a leadership role in the Trillium project, which ported Linux to Itanium. In addition, HP was involved in creating the Open Source Development Lab (OSDL) -- along with IBM, Intel, and NEC -- with the goal of broadening corporate use of Linux.

In short, HP's more mature and business-oriented LSO should assume the leadership role for Linux and open source programs in the new HP with an influx of staff from Compaq.

ABERDEEN CONCLUSIONS
With the expected success of Itanium and the new HP's potential for developing winning Linux and Linux/Unix affinity strategies, the new company is positioned to be a significant competitor (to IBM) in the Linux market-- and has the potential to become the revenue leader.

                                                               BILL CLAYBROOK

Analyst Name: Bill Claybrook
Practice Area: Linux and Open Source Software

                                                     September 17, 2001

            HP/COMPAQ:  A PRESCRIPTION FOR STORAGE SUCCESS

    CRITICS HAVE BEEN QUICK TO JUDGE THE PROPOSED HEWLETT-PACKARD/COMPAQ MERGER HARSHLY. THAT CRITICISM MAY NOT BE JUSTIFIED FOR THE STORAGE SECTOR. COMBINED,
   HP AND COMPAQ STORAGE COULD BECOME A NET PLUS TO INFORMATION TECHNOLOGY (IT)
     BUYERS. FOR THAT TO HAPPEN, HOWEVER, THE RIGHT STORAGE MOVES MUST BE MADE SOONER -- NOT LATER. IN THIS InSight, ABERDEEN HIGHLIGHTS WHAT STORAGE
               BUYERS SHOULD WATCH FOR AND WHAT HP/COMPAQ COULD IMPLEMENT.

TAKE THE BEST, LEAVE THE REST
HP's acquisition of Compaq Computer has significant ramifications for IT buyers. After the dust settles, the storage product landscape could be reshaped favorably for IT buyers -- especially for existing HP and Compaq customers. And the same could go for IBM mainframe and Sun Solaris users, too.

This INSIGHT does not focus on what WILL be done, but rather what could and should be done for maximum benefit to storage IT buyers. HP/Compaq will have to make some tough internal business decisions to turn that potential into reality. The good news is that decision-makers at both companies will have time to think those decisions through before the acquisition is consummated. The bad news is that many of those decisions must be made quickly, so that R&D and other resources can be aligned optimally, avoiding loss of time to market.

DECISIONS, DECISIONS
In Aberdeen's view, HP/Compaq needs to reach consensus on three topics:

1. VISION -- enterprises want to protect their storage infrastructure investment and buy from vendors that show they have a vision on how to deliver future products and services;

2. STORAGE PRODUCT LINES -- enterprises want to know how a vendor's whole storage product line will meet their needs; and

3. STORAGE MANAGEMENT SOFTWARE -- how the vendor will reduce the complexity of managing storage, which in turn will improve the total cost of ownership (TCO).

THE VISION THING
Both HP and Compaq have articulated strong storage visions, HP with Federated Storage Area Management (FSAM) and Compaq with Enterprise Network Storage Architecture 2 (ENSA 2).

                                HP/Compaq: A Prescription for Storage Success

INSIGHT                                                                Page 2



A good vision is not marketing hype. Instead, it is an implicit roadmap contract with IT buyers and a high-level design document to which R&D commits.

The challenge for HP/Compaq is to extract the best from both architectures and come to agreement on one. Careers and budget allocations depend on the decision. And success won't come easily.

STORAGE PRODUCT LINES
Major storage vendors typically have two distinct -- often incompatible -- disk system product lines: High-end "enterprise" storage includes IBM mainframes and Sun servers, and midrange storage. HP "OEMs" its enterprise product from Hitachi Ltd.; Compaq brands its offering from IBM. HP/Compaq should continue to source its enterprise disk storage systems from Hitachi Ltd. Enterprise products represent a larger portion of HP storage sales than for Compaq, so HP should not change horses. Besides, HP high-end enterprise storage is also Sun enterprise storage -- potential "escape hatch" compatibility for users.

HP has good midrange products, but Compaq's StorageWorks line is stronger. Breadth, depth, and market acceptance are reasons that IT buyers can be sure that the StorageWorks line will serve them.

Tape is not a major area of conflict. HP has a strong tape presence and can complement the Compaq side of the house. IT buyers can only gain.

STORAGE MANAGEMENT AND FUTURES
Both HP (OpenView and Omniback among them) and Compaq (SANworks software) have good storage management software. Each can bring that software to the merger table for the overall benefit of the enterprise. However, virtualization is a major point of conflict. HP just spent $350 million on StorageApps, and Compaq has a large emotional and dollar commitment to the undelivered VersaStor.

StorageApps should be the survivor. VersaStor is very late, and won't address the key Unix market until much later. StorageApps is here today for multiple operating systems, has better security against data corruption, doesn't require special host bus adapters, and is more ready for IP-based storage networking.

ABERDEEN CONCLUSIONS
A synthesized architectural vision could lead to a stronger roadmap than either HP or Compaq currently has available. Compaq customers could get a strong enterprise disk storage product line, and HP customers could get a strong midrange product line. Customers could realize virtualization and IP-based storage networking benefits far sooner.

Granted none of the painful (and costly) moves suggested herein will be easy to manage. Moreover, downsizing might take a toll on the remaining employees. But, overall, this merger could bring a better storage world for the IT buyer.

                                        DAVID HILL, ZACHARY SHESS AND DAN TANNER

Analyst Names: David Hill; Zachary Shess; Dan Tanner
Practice Area: Storage and Storage Management

                                                    September 17, 2001

                      HP/COMPAQ'S COMBINED IT SERVICES:
                    WHAT WILL THE MIX OFFER BESIDES SIZE?

   ALTHOUGH HEWLETT-PACKARD (HP) AND COMPAQ HAVE STRONG INFORMATION TECHNOLOGY
(IT) INFRASTRUCTURE SERVICE OFFERINGS, BOTH HAVE BEEN PLAYING CATCH-UP TO CHIEF RIVAL IBM IN SOLUTIONS CONSULTING AND SYSTEMS INTEGRATION. WHETHER THE NEW HP
IS TO BECOME A DOMINANT PLAYER IN IT SERVICES DEPENDS IN LARGE PART ON WHAT KIND
  OF SUPPLIER IT PLANS TO BE -- AND HOW IT PLANS TO PURSUE A GOAL OF BEING "THE PARTNER OF CHOICE." RATHER THAN HEADING DOWN THE CATCH-UP-TO-IBM PATH, THE NEW HP COULD FOCUS ON ITS CONSULTING AND SYSTEMS INTEGRATION SUPPLIER PARTNERSHIPS
  IN ENTERPRISE SOLUTIONS INITIATIVES, THEREBY INCREASING BOTH ITS PRODUCT AND
                                SERVICE REVENUES.

COMPETING IN A CROWDED FIELD
During the announcement of HP's acquisition of Compaq, Michael Capellas, Compaq CEO and designated president of the combined entity, stated that "services are a golden opportunity." What Capellas failed to note is that the IT services market is a huge, diverse, and highly competitive field in which suppliers across the spectrum have expanded into different sectors of the IT lifecycle to try to capture customer mindshare and bigger portions of their IT budgets. This trend raises an important question for the combined HP/Compaq it works out the details of its IT services strategy. Will it compete in all areas, or will it focus on core strengths in services to its top 1,000 customers?

Aberdeen notes that it took IBM Global Services (IBMGS) several years to achieve its current position as the largest supplier in the sector, competing in every discipline. It's possible for the new HP to achieve the same breadth through organic growth and acquisitions. In the near term, however, the company could cede process reengineering and application integration to services partners and concentrate on designing, implementing, and managing the robust and scalable platform infrastructures needed to support e-Business initiatives. In this way, HP could become a trusted infrastructure adviser, platform supplier, and outsourcing partner.

POTENTIAL CUSTOMER IMPACT
Like other hardware suppliers, HP and Compaq have seen profit margins erode and have embraced IT services as a means of improving profitability. However, neither company is new to the services business.

      HP/Compaq's Combined IT Services: What Will the Mix Offer Besides Size?

INSIGHT                                                                Page 2


For its part, HP's consulting organization is very competitive in Europe and in the Pacific Rim, and its U.S. client base is growing. Compaq, too, has a worldwide delivery capability -- with Europe, the U.S., and Asia/Pacific accounting for 40%, 37%, and 20% of its service revenues, respectively. Moreover, both firms have large, profitable product support businesses that account for 40,000 of a combined 65,000-employee services organization. Together, the two companies could achieve significant economies of scale in the support sector and in-crease revenues due to volume delivery in that low-margin business. Joining forces will also let HP/Compaq shift resources to out-sourcing and target the new company's combined installed base or grow that business.

SERVICE OPPORTUNITIES AND CHALLENGES
Given their similarities, the good news for HP and Compaq is that integrating their service businesses should not present a major challenge. There are also areas where the two firms complement one another. For example, both suppliers have strong Cisco partnerships focused on different network disciplines. The combination of the two should strengthen the new HP network lifecycle services. In addition, Compaq's Microsoft expertise and HP's Unix strengths create a powerful platform integration services combination. Finally, both suppliers are balanced geographically. Given the tremendous services growth potential in Europe, Asia/Pacific, and Latin America, the new HP will be positioned to compete with IBM globally. To succeed, the company will have to do so selectively, at least for the immediate future.

For example, though both companies have made inroads into Customer Relationship Management (CRM) and other enterprise solutions areas, neither has been able to achieve significant penetration in those areas independent of their products. That contrasts with IBM, whose services revenues exceed those of its products; IBM now has reached the point where it competes with former Big 5 firms. If the new HP tries to emulate the IBM model, it risks competing with independents such as EDS, CSC, Cap Gemini Ernst and Young, Accenture, and KPMG Consulting -- all organizations that HP and Compaq currently maintain partnerships with. That move could drive those partners into Sun's "partner-friendly" arms.

ABERDEEN CONCLUSIONS
There are hints that the new HP will take a selective approach to IT services. HP CEO Carly Fiorina stated that the new company intends to be "the partner of choice." In this regard, HP could work with application suppliers to create tightly integrated platform and software configurations, focus on infrastructure disciplines, and partner with business consultants and integrators in enterprise solutions sectors. Given HP's and Compaq's current combined strengths, this appears to be a more viable strategy for the new company's immediate future.

                                                                   STEPHEN LANE

Analyst Name: Stephen Lane
Practice Area: Professional Services

FORWARD LOOKING STATEMENT

These documents contain forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.